Exhibit 99.35

NuRAN Wireless Inc.

FORM 51-102F3

Material Change Report

Item 1: Name and Address of Company

NuRAN Wireless Inc. (the “Company” or “NuRAN”)

2150 Cyrille-Duquet

Quebec, QC G1N 2G3

Item 2: Date of Material Change

December 23, 2024

Item 3: News Release

A news release was issued and disseminated on December 23, 2024 and filed on SEDAR at www.sedarplus.ca, a copy of which is attached hereto as Schedule “A”.

Item 4: Summary of Material Change

The Company announced it has amended the terms of the factoring agreement dated August 28, 2023 The factoring company has agreed to increase the maximum amount available on the facility to $25.5 million and reduce interest for 2024 to 5%. In addition, the factoring company has agreed to cap conversions so that no more than 30,000,0000 Units from the previous 80,000,000 Units which are eligible to be issued. As consideration to the factoring company, the Company agreed to reduce the price per Unit to be $0.20 and extend the expiry of the warrants that have been issued or are to be issued to August 28, 2028. The amendment to this agreement provides the Company with the assurance of additional working capital, if needed, to continue its build focused on achieving positive Earnings Before Interest, Tax, Depreciation and Amortisation at group level as soon as possible.

Item 5.1: Full Description of Material Change

See attached news release at Schedule “A” to this report.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

NuRAN Wireless Inc.

Francis Letourneau, Director and CEO

info@nuranwireless.com
Tel: (418) 264-1337

Item 9: Date of Report

This report is dated as of September 26, 2025

SCHEDULE “A”

Please see attached.

For Immediate release

NuRAN Provides Corporate Update

Quebec, QC, Canada, December 23rd, 2024 – NuRAN Wireless Inc. (“NuRAN” or the “Company”) (CSE: NUR) (OTC: NRRWF) (FSE: 1RN), a leading supplier of mobile and broadband wireless infrastructure solutions, is pleased to provide the following corporate update on business:

MNO Settlement and Site Acceptance

The Company’s subsidiary in Cameroon (NuRAN Cameroon) has reached an agreement with its Mobile Network Operator (MNO) Partner for the settlement of arrears relating to Network as a Service (NaaS) sites that are live but had not to date been invoiced. The agreement sets dates of acceptance when sites are deemed live and invoiced dating back to January 2022. The agreement means that beginning in November 2024, NuRAN Cameroon will issue an invoice for the additional sites increasing monthly revenue by over 20%. In addition, the Company has also reached an agreement on the basis for new site provisioning and acceptance which provides a basis to add sites to be invoiced going forward. This is an important milestone removing uncertainty and allowing for both parties to continue to pursue their growth plans. The Cameroon operation has quickly become the benchmark for NuRAN and management is keen to replicate its results in other markets.

Extension of Secured Convertible Debentures

NuRAN is also pleased to announce that it has completed negotiations for an extension of its convertible secured debentures issued in August 2023. The debenture holders have agreed to extend the maturity for a further 28 months to December 31, 2026 and reduce the interest rate to 10% to December 2026. As consideration to these debenture holders, the Company agreed to increase the principal amount owing to include interest accrued to date, a one-time extension fee of 15% and a prepayment of interest for 2025 as an increase in the principal amount. In addition, the Company agreed to reduce the price per Unit (as defined in the Company’s news release dated August 28, 2023) to $0.20 and to extend the expiry of the warrants that have been issued or are to be issued upon conversion to August 28, 2028.

Update on the Factoring Agreement.

NuRAN is also pleased to announce that it has amended the terms of the factoring agreement dated August 28, 2023 (the “Amendment"). Pursuant to the Amendment, the factoring company has agreed to increase the maximum amount available on the facility to $25.5 million and reduce interest for 2024 to 5%. In addition, the factoring company has agreed to cap conversions so that no more than 30,000,0000 Units from the previous 80,000,000 Units which are eligible to be issued. As consideration to the factoring company, the Company agreed to reduce the price per Unit to be $0.20 and extend the expiry of the warrants that have been issued or are to be issued to August 28, 2028. The amendment to this agreement provides the Company with the assurance of additional working capital, if needed, to continue its build focused on achieving positive Earnings Before Interest, Tax, Depreciation and Amortisation at group level as soon as possible. It is still NuRAN’s intention to pay back this Factoring Facility in cash to minimize dilution.

Issuance of Shares for Interest Owed

The Company also announces that its board of directors has approved the issuance of 500,000 common shares in the capital of the Corporation to pay interest owing to an arm’s length creditors of a short term loan which has now been fully repaid in cash for the amount funded by this party, which common shares are subject to a statutory hold period in Canada of four months and a day.

About NuRAN Wireless:

NuRAN Wireless is a leading rural telecommunications company that meets the growing demand for wireless network coverage in remote and rural regions around the globe. With its affordable and innovative scalable solutions of 2G, 3G, and 4G technologies, NuRAN Wireless offers a new possibility for more than one billion people to communicate effectively over long distances efficiently and affordably. “Bridging the Digital Divide, One Connection at a Time.”

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

Forward Looking Statements

This news release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as, “expects”, “is expected”, “anticipates”, “intends”, “believes”, or variations of such words and phrases or state that certain actions, events or results “may” or “will” be taken, occur or be achieved. Forward-looking statements include those relating to the Company being able to provide services similar to other tower companies and the Factor providing adequate funding for the business in this period leading up to the securing of additional funding. Forward-looking statements are not a guarantee of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results projected, expressed or implied by these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, such as the uncertainties regarding include risks such as the uncertainties regarding the impact of the COVID-19 outbreak, and measures to prevent its spread, risks relating to NuRAN’s business and the economy generally; NuRAN’s ability to refinance its long term debt that is currently in default; NuRAN’s ability to adequately restructure its operations with respect to its new model of NaaS service contracts; our ability to collect fees from our telecommunication providers and reliance on the network of our telecommunications providers, the capacity of the Company to deliver in a technical capacity and to import inventory to Africa at a reasonable cost; NuRAN’s ability to obtain project financing for the proposed site build out under its NaaS agreements with Orange, MTN and other telecommunication providers, the loss of one or more significant suppliers or a reduction in significant volume from such suppliers; NuRAN’s ability to meet or exceed customers’ demand and expectations; significant current competition and the introduction of new competitors or other disruptive entrants in the Company’s industry; effects of the global supply shortage affecting parts needed for NuRAN’s sites and site installations; NuRAN’s ability to retain key employees and protect its intellectual property; compliance with local laws and regulations and ability to obtain all required permits for our operations, access to the credit and capital markets, changes in applicable telecommunications laws or regulations or changes in license and regulatory fees, downturns in customers’ business cycles; and insurance prices and insurance coverage availability, the Company’s ability to effectively maintain or update information and technology systems; our ability to implement and maintain measures to protect against cyberattacks and comply with applicable privacy and data security requirements; the Company’s ability to successfully implement its business strategies or realize expected cost savings and revenue enhancements; business development activities, including acquisitions and integration of acquired businesses; the Company’s expansion into markets outside of Canada and the operational, competitive and regulatory risks facing the Company’s non-Canadian based operations. Accordingly, readers should not place undue reliance on forward looking information. Other factors which could materially affect such forward-looking information are described in the risk factors in the Company’s most recent annual management’s discussion and analysis that is available on the Company’s profile on SEDAR+ at www.sedarplus.ca.